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100 F Street, N.E.

Washington, D.C. 20549

Attention:         Andrew Blume

                         Martin James

                         Geoff Kruczek

                         Jay Ingram

Re: Callaway	Golf Company
Amendment No. 1 to Registration Statement on Form S-4
Filed January 5, 2021
File No. 333-250903

Dear Sirs:

We are in receipt of the comment letter dated January 19, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Callaway Golf Company (“Callaway” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Registration Statement on Form S-4 filed January 5, 2021

Exclusive Forum . . . ,, page 255

1.	Please expand your revisions in response to prior comment 10 to disclose that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

January 22, 2021

Response: In response to the Staff’s comment, the Company proposes to insert the following underlined disclosure in both columns on page 256 of Amendment No. 1:

“This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.”

Note 10. Leases . . . ,, page F-21

2.

We have read your response to comment 14 and note that Topgolf defers and amortizes over the lease term the gains or losses related to sale and leaseback transactions that qualify as sales. Please tell us why you do not immediately recognize such gains or losses upon same. See BC360 of ASU 2016.02. Tell us the amounts of deferred gross gains and gross losses resulting from these transactions during Topgolf’s most recent annual and interim period presented and the periods over which they are being amortized.

Response: The Company respectfully acknowledges the Staff’s comment. As an incentive for Topgolf to enter into a lease, the landlord provides certain incentives to Topgolf (the “Lease Incentive”), including an allowed amount for construction costs and leasehold improvements. In certain circumstances, amounts funded by the landlord exceed the actual construction costs and leasehold improvements (“Savings”). Under the terms of the Lease Incentives, Topgolf is permitted to reallocate those Savings for other project expenses. Topgolf has accounted for these reallocated Savings as lease incentives in accordance with ASC 842-10-55-30a, “Payments made to or on behalf of the lessee.” This accounting is consistent with Section 3.3.4.2 of PwC’s Lease Accounting guide (dated October 2020), which states that “lessor reimbursement for some (or all) of the costs a lessee incurs to complete leasehold improvements is a common example of a lease incentive.” Therefore, Topgolf has treated the Lease Incentive Savings as an adjustment to its right-of-use asset and recognizes these savings on a straight-line basis over the life of the lease, in accordance with ASC 842-20-25-6. The Lease Incentive Savings included in Topgolf’s right-of-use asset balance were approximately 1% of their total right-of-use asset balance as of both December 29, 2019 and September 27, 2020.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page F-23 of Amendment No. 1 as follows, to clarify that the Lease Incentive Savings are not gains on a sale-leaseback transaction but rather lease incentive payments made by the landlord to or on behalf of Topgolf:

“Deemed landlord financing. In certain leasing arrangements, due to our involvement in the construction of leased assets, we are considered the owner of the leased assets for accounting purposes. In such cases, in addition to capitalizing the Company’s construction costs, the Company capitalizes the construction costs funded by the landlord related to its leased premises, and also

January 22, 2021

recognizes a corresponding liability for those costs as construction advances during the construction period. At the end of the construction period, the company applies sale and leaseback guidance to determine whether the underlying asset should be derecognized. When the application of the sale and leaseback guidance results in a sale, the asset and liability on our balance sheet are derecognized. Any amounts funded by the landlord in excess of the actual construction costs and leasehold improvements are treated as lease incentives which reduce the related right of use asset and are recognized on a straight-line basis over the lease term~~the corresponding liability are derecognized with the resulting gain or loss deferred and amortized over the lease term~~. When the application of the sale and leaseback guidance results in a failed sale, the asset remains on the Company’s balance sheet, and the liability is accounted for as a deemed landlord financing obligation. During the fiscal year ended December 29, 2019, 3 venues were accounted for as sales upon completion of construction, 3 venues were accounted for as failed sales upon completion of construction and 1 venue was accounted for as a sale post-opening in accordance with ASC 842. We have determined that we were the accounting owner of 4 landlord buildings under deemed landlord financing as of December 29, 2019 and 13 landlord buildings as of December 30, 2018. In conjunction with the adoption of the new accounting leases standard, we derecognized all deemed landlord financing obligations as of December 31, 2018.”

*                *                 *                *                *

Please do not hesitate to contact me at (858) 523-5407 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	Brian P. Lynch, Callaway Golf Company

William Davenport, Topgolf International, Inc.

Kevin C. Reyes, Latham & Watkins LLP

James R. Griffin, Weil, Gotshal & Manges LLP

David B. Gail, Weil, Gotshal & Manges LLP

Kevin J. Sullivan, Weil, Gotshal & Manges LLP

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